Exhibit (a)(1)(F)

SCHNEIDER ELECTRIC COMMENCES TENDER OFFER
FOR BEI TECHNOLOGIES AT $35.00 PER SHARE

        Rueil-Malmaison, France—8-3-2005—Schneider Electric (Euronext: SCHN) today announced that Beacon Purchaser Corporation, an indirect wholly owned subsidiary of Schneider Electric, commenced a cash tender offer to acquire all of the outstanding shares of common stock of BEI Technologies, Inc. (Nasdaq: BEIQ) at a price of $35.00 per share.

        The offer is being made in accordance with the previously announced merger agreement between Schneider Electric, Beacon Purchaser and BEI. The offer is subject to certain conditions, including the tender of BEI shares representing a majority of the shares outstanding on a fully diluted basis, regulatory approvals and other conditions set forth in the Offer to Purchase referenced below.

        Unless the offer is extended, the offer and any withdrawal rights to which BEI holders may be entitled will expire at 12:00 midnight, New York City time, on Tuesday, August 30, 2005.

        The complete terms and conditions of the offer are set forth in the Offer to Purchase, Letter of Transmittal and other related materials to be filed today by Schneider Electric and Beacon Purchaser with the SEC. In addition, BEI will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the offer.

        Requests for documents may be directed to Mackenzie Partners, Inc., the information agent for the offer, at 800-322-2885. American Stock Transfer & Trust Company is acting as depositary for offer. The dealer manager for the offer is Merrill, Lynch, Pierce, Fenner & Smith Incorporated.

Notice To Investors

        This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer statement being filed with the SEC on Schedule TO (including the Offer to Purchase, Letter of Transmittal and other offer documents) and the Solicitation/Recommendation Statement being filed with the SEC on Schedule 14D-9 contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials are available to BEI Technologies, Inc. security holders at no expense to them. In addition, all of those materials (and all other offer documents filed with the Securities and Exchange Commission) will be available at no charge on the Securities and Exchange Commission's website at http://www.sec.gov or by contacting Mackenzie Partners, the information agent, at 800-322-2885.

About Schneider Electric

        Schneider Electric is the world's Power & Control leader. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric manufactures and markets a comprehensive range of products and services for the residential, buildings, industry, energy and infrastructure markets. Schneider Electric has 85,000 employees worldwide, operations in 130 countries and recorded sales of €10.4 billion in 2004 through the 13,000 sales outlets of its distributors.

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